January 30, 2020

Thomas P. McCaffrey
Senior Vice President & Chief Financial Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Blvd
15th Floor
Houston, TX 77056

       Re: KLX Energy Services Holdings, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2019
           Form 10-Q for the Fiscal Quarter Ended October 31, 2019 Form 8-K filed December 5, 2019
           File No. 001-38609

Dear Mr. McCaffrey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended October 31, 2019

Item 1. Condensed Consolidated Financial Statements (Unaudited)
Note 5. Goodwill and Intangible Assets, Net, page 11

1. We note you did not record an impairment to long-lived assets based on your assessment as of October 15, 2019 because the sum of undiscounted cash flows of the Southwest,
      Rocky Mountains and Northeast/Mid-Con long-lived assets exceeded their carrying value by approximately 20.7%, 64.4% and 32.9%, respectively. Please tell us the extent to which assets were grouped and the basis for any such grouping in your impairment assessment. Please refer to ASC paragraph 360-10-35-23.
 Thomas P. McCaffrey
KLX Energy Services Holdings, Inc.
January 30, 2020
Page 2
Form 8-K filed December 5, 2019

Exhibit 99.1, page 1

2. We note you reconcile the non-GAAP measure Adjusted EBITDA to operating earnings
         (loss) on a consolidated basis and for each of your segments. Please revise your presentation to reconcile to net earnings (loss), the most directly comparable GAAP measure. Refer to Item 10(e) of Regulation S-K and Question 103.02 of the Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Myra
Moosariparambil at (202)
551-3796 with any questions.



FirstName LastNameThomas P. McCaffrey                      Sincerely,
Comapany NameKLX Energy Services Holdings, Inc.
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January 30, 2020 Page 2                                    Office of Energy &
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